Exhibit 12(f)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar

	2008	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest charges	$80,197	$106,163	$95,272	$93,554	$96,035	$95,406
Interest applicable to rentals	2,760	3,069	3,178	3,497	2,750	2,045

Total fixed charges, as defined	82,957	109,232	98,450	97,051	98,785	97,451

Earnings as defined:
Net Income	$57,895	$63,841	$66,200	$80,845	$41,971	$41,148
Add:
Income Taxes	28,118	36,915	42,383	49,492	33,118	34,107
Fixed charges as above	82,957	109,232	98,450	97,051	98,785	97,451

Total earnings, as defined	$168,970	$209,988	$207,033	$227,388	$173,874	$172,706

Ratio of earnings to fixed charges, as defined	2.04	1.92	2.10	2.34	1.76	1.77